EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET (LOSS) INCOME PER SHARE
Three and Nine Month Periods Ended September 30, 2007 and 2006

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE
Average common shares outstanding	80,786	83,238	81,480	85,161

Net (loss) income	$(372,469)	$129,978	$(203,391)	$443,270

Basic (loss) earnings per share	$(4.61)	$1.56	$(2.50)	$5.21

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	80,786	83,238	81,480	85,161
Common stock equivalents	--	528	--	601

Adjusted weighted average diluted shares
outstanding	80,786	83,766	81,480	85,762

Net (loss) income	$(372,469)	$129,978	$(203,391)	$443,270

Diluted (loss) earnings per share	$(4.61)*	$1.55	$(2.50)*	$5.17

* In accordance with SFAS 128 “Earnings per Share”, if a company reports a net loss from continuing operations the diluted EPS is computed in the same manner as the basic EPS.

In the Company’s Form 8-K filed on October 17, 2007 that furnished its third quarter earnings release, the diluted EPS for the three and nine months ended September 30, 2007 of ($4.60) and ($2.48), respectively, was calculated using diluted weighted-average shares outstanding that included common stock equivalents. Due to the net loss for those periods, common stock equivalents should be excluded as their inclusion would have been anti-dilutive. The EPS amounts calculated in accordance with FAS 128 are shown above.